Exhibit 21.1
SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Akoya Biosciences, Inc.	Delaware
Akoya Biosciences UK Ltd.	United Kingdom
Aushon Biosystems, Inc.	Delaware
Emission Inc.	Delaware
Quanterix Bio-tech (Shanghai) Co., Ltd	China
Quanterix Holdings (Hong Kong) Limited	Hong Kong
Quanterix Netherlands B.V.	The Netherlands
Quanterix Security Corporation	Massachusetts
UmanDiagnostics AB	Sweden